EXHIBIT 99.1

Smackover Lithium Exceeds Targeted Customer Offtake Volumes for South West Arkansas Project

Amendment to Trafigura agreement provides Project with the option to deliver up to an additional 4,000 metric tonnes of battery-quality lithium carbonate per year, on top of the initial 8,000 metric tonne per year commitment

All figures are in US dollars unless otherwise stated.

LEWISVILLE, Ark., Sept. 28, 2026 (GLOBE NEWSWIRE) -- Smackover Lithium, a partnership between Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (NYSE.A: SLI) (TSXV: SLI), through its subsidiaries, and Equinor, through subsidiaries of Equinor ASA, today announced that it has amended its binding commercial offtake agreement (the “Agreement”) with Trafigura Trading LLC (“Trafigura”) for the South West Arkansas Project (“SWA Project” or the “Project”). The amendment provides the additional offtake volumes targeted to complete the Project’s customer offtake process and move to finalize the ongoing debt financing process.

Trafigura is a market leader in the global commodities industry, with an established presence across battery metal markets, including lithium. As one of the largest commodity traders in the world, Trafigura provides valuable access to multiple industry supply chains that rely on lithium chemicals along with a broad suite of customers.

Under the amended terms of the Agreement, Smackover Lithium now has the option, at its own election, to supply Trafigura with up to an additional 4,000 metric tonnes of battery-quality lithium carbonate in each year of the 10-year Agreement beginning at the start of commercial production. Combined with the initial 8,000 metric tonnes per year commitment under the Agreement, the maximum possible volumes to be delivered to Trafigura on a take-or-pay basis has increased to 12,000 metric tonnes of battery-quality lithium carbonate per year. Pricing and other key commercial terms remain subject to confidentiality.

The amended Agreement also provides valuable production flexibility for the Project. Because the additional volume is deliverable solely at Smackover Lithium’s election, it retains the ability to allocate that volume to other strategic customers in the future if a superior commercial or strategic opportunity emerges. Importantly, an additional offtake agreement is not required to move forward with the Project financing process.

The target for the SWA Project was to secure customer offtake agreements for roughly 80% (18,000) of the 22,500 tonnes of annual nameplate lithium carbonate capacity in its initial phase. Together with the recently announced binding take-or-pay agreement with LG Energy Solution for 8,000 metric tonnes per year, total possible commitments have now reached 20,000 metric tonnes of battery-quality lithium carbonate per year, exceeding the initial target.

Smackover Lithium now has sufficient offtake commitments to focus on finalizing its Project debt financing efforts. Due diligence and other customary processes in furtherance of Project financing are well underway with three major Export Credit Agencies. The Project continues to target a senior secured, limited recourse debt financing package of around $1.1 billion as outlined in its financing update on December 9, 2025.

David Park, Chief Executive Officer of Standard Lithium, stated, “This is a pivotal milestone for the SWA Project and a testament to the strength of our customer relationships. The offtake process has been one of the most important and time-intensive workstreams and we now have the volume commitments needed to support our Project debt financing, as well as the flexibility to continue to pursue transactions that maximize value for our stakeholders. Our path forward is clear as we focus on finalizing and closing the Project financing, taking FID and beginning construction.”

Having successfully completed the commercial offtake workstream, Smackover Lithium continues to target a Final Investment Decision (FID) on the SWA Project later this year before moving promptly into construction. This would enable first commercial production of battery-quality lithium carbonate in 2029.

Qualified Person

All scientific and technical disclosure in this news release was reviewed and approved by Mr. Stephen Ross, P.Geo., British Columbia, Vice President of Resource Development for Standard Lithium and a Qualified Person for purposes of, and as that term is defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Mr. Ross is not independent of the Company.

Department of Energy Acknowledgement and Disclaimer

This material is based upon work supported by the U.S. Department of Energy's Office of Critical Minerals and Energy Innovation under award Number DE-MS0000099. The views expressed herein do not necessarily represent the views of the U.S. Department of Energy or the United States Government.

About Smackover Lithium

Smackover Lithium is a partnership between Standard Lithium and Equinor, through subsidiaries of Equinor ASA. Formed in May 2024, Smackover Lithium is developing multiple direct lithium extraction (“DLE”) projects in Southwest Arkansas and East Texas. Standard Lithium is the majority partner with a 55% interest and is the developer and operator of the projects. Equinor holds the remaining 45% interest in the projects.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes industry leading projects characterized by large high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are in the Smackover Formation, an attractive lithium brine asset, focused in Arkansas and Texas. Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables, and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and has offices in more than 20 countries worldwide. Equinor’s partnership with Standard Lithium to mature DLE projects builds on its broad US energy portfolio of oil and gas, offshore wind, low carbon solutions, and battery storage projects.

For more information on Equinor in the U.S., please visit: Equinor in the US - Equinor.

About Trafigura

Trafigura provides critical resources to the world. Founded over 30 years ago and owned by its employees, the Group is at the heart of global supply, using its deep understanding of commodity markets to make supply chains more efficient, secure and sustainable.

Working across a global network, the Group deploys infrastructure, logistics, financing and market expertise to move energy and commodities from where they are produced to where they are needed. By connecting producers and consumers, we bring resilience and trust to complex supply chains. The business supplies the energy and commodities the world needs today, including oil and petroleum products, metals and minerals, gas and power, while investing in lower-carbon solutions for the future.

The Trafigura Group also comprises industrial assets and operating businesses including multi-metals producer Nyrstar, fuel storage and distribution company Puma Energy, fuel supplier and distributor Greenergy, and the Impala Terminals joint venture. The Group employs approximately 14,500 people, of which more than 1,400 are shareholders, and operates in over 150 countries.

Visit: www.trafigura.com

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries

media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of the SWA Project, the Agreement’s ability to move the Project towards FID and commercial production on the timelines anticipated, the expectation that the Project will provide Trafigura with a long-term, reliable supply of U.S. based and sustainably-produced battery-quality lithium carbonate, the amended Agreement’s ability to provide ongoing production flexibility, the anticipated pricing and take-or-pay structure of any additional offtake agreement, the ability of the Project to supply up to 12,000 metric tonnes per year of battery-quality lithium carbonate to Trafigura and up to 20,000 metric tonnes to all its offtake customers, generally, the ability to secure debt financing on terms and timelines acceptable to the Company, including the ability to obtain a debt financing package in the range of $1.1 billion, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.